CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

October 23, 2014

VIA EDGAR

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2013 (the “2013 Form 10-K”)

Filed December 23, 2013

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the September 25, 2014 comment letter from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the subject filing. Please note that the Company received an extension from the staff of the Commission to respond to the September 25 letter. The extended response date is October 23, 2014.

For convenience, each comment contained in the September 25 letter is repeated below (in italics) followed by the Company’s response. When providing the disclosures requested by the Commission that would have been included in the 2013 Form 10-K or the most current filing of the Company, the relevant text from the prior filing is included in this letter, and new or additional text is double underlined and text deleted from that filing is shown using a strikethrough format. The Company believes that the following information responds fully and completely to each of the comments in the September 25 letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 20

Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 21

1.	We note that goodwill is 26% of total assets and 72% of total shareholders’ equity as of October 31, 2013. We note your disclosure that your annual impairment tests resulted in no impairment charges. Please expand this disclosure to provide investors with sufficient information to understand whether there is current uncertainty that a material impairment charge could be recognized in the event of a reasonable change in the assumptions and estimates used to estimate the fair values. Specifically, please clarify whether the estimated fair value of your reporting units are considered to be substantially in excess of the carrying values. Otherwise, please provide the following:

a.	The identification of the reporting unit along with the amount of allocated goodwill.

b.	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

c.	A description of the assumptions that drive the estimated fair value. Please ensure that your description of the key assumptions is specific to the reporting unit.

d.	A discussion of the uncertainty associated with the specific, key assumptions for the reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions. This would also include disclosure as to whether the reporting unit is currently recognizing negative cash flows or breakeven cash flows.

e.	A discussion of any specific, potential events and/or circumstances that could have a negative effect to the estimated fair value is specific to the reporting unit that management is monitoring and could result in a change to the reporting unit’s estimates and/or assumptions.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your Form 10-K in response to this comment.

In response to the Staff’s comments, the Company would have provided the following disclosures related to Goodwill and Other Intangible Assets in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K, and the Company will provide similar disclosures in future filings:

“Goodwill~~,~~ and Other Intangible Assets ~~and Other Long-Lived Assets~~. We account for goodwill in accordance with ASC 350, “Intangibles—Goodwill and Other.” Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment either annually or when events and circumstances indicate an impairment may have occurred. Our reporting units contain goodwill and indefinite-lived intangibles that are assessed for impairment. Our reporting units consist of Rigid Industrial Packaging & Services – Americas; Rigid Industrial Packaging & Services Europe, Middle East, Africa, and Asia Pacific; Paper Packaging; Flexible Products & Services; and Land Management. A reporting unit is the operating segment or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. However, components are aggregated as a single reporting unit if they have similar economic characteristics. Intangible assets with finite lives, primarily customer relationships, patents, non-competition agreements and trademarks, continue to be amortized over their useful lives. In conducting the annual impairment tests, the estimated fair value of our reporting units is compared to its carrying amount including goodwill. If the estimated fair value exceeds the carrying amount, then no impairment exists. If the carrying amount exceeds the estimated fair value, further analysis is performed to assess impairment.

Our determination of estimated fair value of the reporting units is based on a discounted cash flow analysis utilizing the income approach. Under this method, the principal valuation focus is on the reporting unit’s cash-generating capabilities. The discount rates used for impairment testing are based on our weighted average cost of capital. The use of alternative estimates, peer groups or changes in the industry, or adjusting the discount rate, earnings before interest, taxes, depreciation, depletion and amortization (“EBITDA”) multiples or price earnings ratios used could affect the estimated fair value of the assets and potentially result in impairment. Any identified impairment would result in an adjustment to our results of operations.

We performed our annual impairment tests in fiscal 2013, 2012, and 2011, which resulted in no impairment charges. As of October 31, 2013, the estimated fair value of each of our reporting units was deemed to be substantially in excess of the carrying amount of assets and liabilities assigned to each reporting unit. The following table summarizes the carrying amount of goodwill by reporting unit for the year ended October 31, 2013 and 2012 (Dollars in millions):”

	Rigid Industrial Packaging & Services – Americas	Rigid Industrial Packaging & Services – Europe, Middle East, Africa, and Asia Pacific	Flexible Products & Services	Paper Packaging	Land Management	Total
Goodwill Balance as of October 31, 2013	$358.2	$509.1	$59.9	$76.3	$—	$1,003.5
Goodwill Balance as of October 31, 2012	$357.3	$487.3	$59.7	$71.6	$0.2	$976.1

2.	We note that you recognized $34 million in asset impairment charges during fiscal year 2013 but have provided investors with no insight as to the specific facts and circumstances that led to the recognition of the impairment charges during fiscal year 2013 (primarily the fourth quarter of fiscal year 2013) and whether there remains any material uncertainty with the remaining carrying value of those assets or any other assets or asset groups that are generating breakeven or negative cash flows. Quantitative and qualitative disclosure is required to be provided for material uncertainties, which includes potential asset impairment charges. Please advise and provide us with the disclosures you would have included in your Form 10-K in response to this comment. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comments, the Company concluded that as of October 31, 2013, there were no material uncertainties with respect to asset groups that the Company believed were likely to result in future impairment charges.

In response to the Staff’s comments, the Company would have provided the following disclosures related to Other Long-Lived Assets in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K, and the Company will provide similar disclosures in future filings:

“During 2013, we recognized asset impairment charges of $34.0 million, consisting of: $1.6 million in the Paper Packaging segment primarily for assets under contract to be sold at losses; $20.7 million in the Rigid Industrial Packaging & Services segment for asset groups with operating or cash flow losses, for underutilized and damaged equipment, for assets related to unutilized facilities in Europe causing the estimated fair value of those assets to be significantly less than their carrying value, and for impairment charges related to restructuring plans; and $11.7 million in the Flexible Products & Services segment for underutilized equipment related to facilities being considered for closure. We recorded asset impairment charges for the years ended October 31, 2012 and 2011 of $2.6 million and $1.5 million, respectively. Management anticipates that consolidation and cost reduction programs will continue to be implemented in the future, which could result in further impairments in the future.”

Income Taxes, page 22

3.	We note that you recognized an additional $20.8 million in valuation allowance for your non-US net operating loss carryforwards, which is 8.5% of income before income tax expense and equity earnings of unconsolidated affiliates, net for fiscal year 2013. Please expand your disclosure to provide investors with a discussion of those jurisdictions comprising the majority of the net operating loss carryforwards gross deferred tax asset along with the facts and circumstances that led you to determine that it is more likely than not that the deferred tax assets will not be realized. Please refer to Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

In future filings, the Company will disclose the jurisdictions constituting the majority of the net operating loss carryforward gross deferred tax asset. The Company notes that in 2013 the $20.8 million increase in valuation allowance related to increases in net operating losses and other net deferred tax assets, and it is more likely than not that the deferred tax assets will not be realized. The valuation allowance increases were primarily attributable to the jurisdictions of Spain, France, Germany and Brazil.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making this assessment, the Company considers applicable facts and circumstances, such as the scheduled reversal of deferred tax assets and liabilities, projected future taxable income, and certain tax planning strategies. Management believes that the future income in the above noted jurisdictions will continue to be insufficient to support the realization of all deferred tax assets. The Company has incremental increases of current year net operating losses and net unrealizable deferred tax assets.

Results of Operations, page 24

4.	We note that you have recognized material restructuring charges and continue to expect to recognize material restructuring charges that relate back to the Greif Business System you first implemented in 2003. In future filings, please provide investors with a more comprehensive understanding about the specifics of the restructuring activities for each period presented by reportable segment, the remaining costs expected to be incurred at the consolidated and reportable segment levels, the amount of cash flows associated with these activities including the timing of payments, the anticipated future cost savings at the consolidated and reportable segment levels, and whether the actual results are in line with the anticipated cost savings for the completed activities. If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences, and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 and ASC 420-10-50-1 for guidance. Please provide us with the disclosures that you intend to include in your next Form 10-K in response to this comment.

The Greif Business System, as described in the Greif Business System section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K, represents the process through which the Company conducts business and by which the Company strives for continuous improvement in all business processes. References to the Greif Business System in regard to restructuring charges indicates to financial statements users restructuring activities that have occurred as part of our continuous improvement process.

During the 2014 fiscal year, asset impairment charges incurred as a direct result of restructuring programs are now reported under “Non-cash asset impairment charges” in the consolidated statements of income instead of as a portion of “Restructuring charges.” Therefore, $4.0 million, $10.2 million, and $4.5 million have been reclassified to “Non-cash asset impairment charges” from “Restructuring charges” for the years ended October 31, 2013, 2012, and 2011, respectively.

In future filings, the Company will provide disclosures consistent with the following sample disclosures:

“Restructuring charges were $         million and $         million for 20       and 20      , respectively. Restructuring charges for 20       consisted of $         million in employee separation costs and $         million in other costs primarily consisting of [lease termination costs and professional fees]. These charges were related to the [rationalization of operations and capacity, plus                      in the                      segment.] No plants were closed during 20      , but          employees were severed throughout the year as part of our restructuring efforts. Anticipated cost savings related to current year restructuring activity is expected to be approximately $         million with a payback period of less than one year. As of October 31, 20      , $         million of restructuring charges were anticipated, but were not yet incurred. Restructuring charges for 20       consisted of $         million in employee separation costs and $         million in other costs primarily consisting of [lease termination costs and professional fees]. These charges were related to the consolidation of operations in the                      segment and the rationalization of operations in the                      segment. A total of          plants were closed during 20       and          employees were severed during 20       as part of our restructuring efforts. The anticipated cost savings related to fiscal year 20       restructuring activity was expected to be approximately $         million with a payback period of less than one year which we realized throughout the following fiscal year. For restructuring activities entered into in 20       and 20      , actual cost savings realized were not materially different than those anticipated. As of October 31, 20      , $         million of restructuring charges were anticipated, but were not yet incurred. Refer to Note 7 – Restructuring Charges, within the Notes to Consolidated Financial Statements in Item 8 of this Form 10-K.”

In response to the Staff’s comments regarding the disclosure and analysis of restructuring charges at the segment level, please refer to Note 7 – Restructuring Charges, within the Notes to Consolidated Financial Statements in Item 8 of the 2013 Form 10-K. There were no individual restructuring plans that were material; therefore, in Note 7 the Company provided a table that details the costs incurred and expected to be incurred by reporting segment.

5.	In future filings, please quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level. One example is your discussion and analysis of operating profit for Rigid Industrial Packaging & Services for year 2013 compared to year 2012 in which you identify higher volumes, improved performance in Latin America, lower restructuring charges, lower acquisition-related costs, offset by higher non-cash asset impairment charges without quantifying the impact of each of these factors. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

In response to the Staff’s comments, the Company notes that it has included the following disclosure of operating profit for the Rigid Industrial Packaging & Services segment in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in its most recently filed Form 10-Q:

“Operating profit was $41.3 million for the third quarter of 2014 compared with $61.7 million for the third quarter of 2013. The $20.4 million decrease from the third quarter of 2013 was due to a $9.1 million non-cash loss on the sale of a business, increases in SG&A expenses of $6.0 million primarily due to higher amortization expenses related to intangible assets, increases in asset impairment charges of $5.3 million, increases in restructuring costs of $1.1 million, and higher professional fees.”

In future filings, the Company will continue to quantify the impact of the factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented at the consolidated level and the segment level.

6.	In future filings, please provide investors with an analysis of the material factors impacting the line items comprising income from continuing operations for each period presented. One example is your discussion and analysis of Flexible Products & Services gross profit margin for the year 2013 compared to year 2012 in which you attribute the decline in margin to changes in product mix, in part, without providing investors with an understanding of what the change in product mix was. Further, you attribute the operating loss for Flexible Products & Services to non-cash asset impairment charges and higher costs associated with new operations without providing a discussion of the assets that were impaired, why the assets became impaired during fiscal year 2013, why the new operations were generating higher costs and whether those higher costs are expected to continue. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

In future filings, the Company will expand on the discussion and analysis relating to material factors impacting line items comprising income from continuing operations for each period presented. The increases and decreases in the disclosed line items will be quantified and accompanied with relevant information that explains management’s understanding of the causes of those increases and decreases and relevant analysis of material items.

7.	In future filings, please expand your discussion and analysis of income taxes to include a more comprehensive analysis of the material factors impacting your effective tax rate. For the changes in jurisdictional earnings mix and/or tax laws, please provide a discussion and analysis at the jurisdiction level. Please also provide an explanation for what you mean by “additional discrete tax adjustments”. Please provide us with the discussion and analysis you would have included in your 2013 Form 10-K in response to this comment.

In response to the Staff’s question, the phrase “additional discrete tax adjustments” refers to an adjustment to deferred taxes from valuation allowance netting in the Netherlands and Spain that resulted in a $1.1 million net unfavorable deferred tax adjustment.

In future filings, the Company will include a more comprehensive analysis of the factors impacting its effective tax rate. To the extent that changes in the jurisdictional earnings mix and/or tax laws are a factor, the Company will provide an analysis of the jurisdictions that had a material impact on the rate change.

In response to the Staff’s comments, the Company would have provided the following disclosures related to factors impacting its effective tax rate in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in the 2013 Form 10-K, and the Company will provide similar disclosures in future filings:

“The primary driver of the increase in the effective tax rate was the change in the mix of pre-tax book income from lower taxed non-US jurisdictions to the US. The October 31, 2012 pre-tax book income mix was 59.7% attributable to the US and 40.3% attributable to non-US jurisdictions. The October 31, 2013 pre-tax book income mix was 67.0% attributable to the US and 33.0% attributable to non-US jurisdictions. The total October 31, 2013 pre-tax book income increase was $58.3 million compared to the prior year. 90.6% of this increase occurred in the US, which is a higher tax rate jurisdiction. The non-US pre-tax book income for October 31, 2013 and 2012 was $80.3 million and $74.8 million, respectively. The $5.5 million increase represents 9.4% of the total pre-tax book income increase for October 31, 2013 as compared to the prior year. Another driver was the effect of the valuation allowances on the incremental increases in net deferred tax assets. Net deferred tax assets include net operating losses.”

8.	We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and pension liabilities adjustments. Please expand your discussion and analysis in future filings to provide a discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pensions (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

In future filings, the Company will provide a discussion and analysis of the factors that materially impact total comprehensive income. To the extent that foreign currency translations impact comprehensive income, the Company will disclose how assets and liabilities denominated in foreign currency are translated into United States Dollars; the amounts included in other expense, net related to transaction losses, net of tax; the primary assets and liabilities that were affected by foreign currency translation; and the primary currencies in which the material assets and liabilities are denominated—typically the Euro, the Brazilian Real and the Chinese Yuan.

To the extent that changes in the material assumptions impacting pensions impact comprehensive income, the Company will provide an analysis of the process through which actuarial gains and losses are determined; a discussion of the most significant assumptions underlying the determination of actuarial gains and losses; and an analysis of the material changes that led to any recognized adjustments.

Furthermore, explanations for the change in pension liabilities and currency translation adjustment will be added to the Balance Sheet Changes section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings when warranted based on the materiality of the change.

Balance Sheet Changes, page 33

9.	We note that trade accounts receivable and inventories are your two largest current assets at 44% and 34% of total current assets as of October 31, 2013, respectively. We further note these two assets tend to have a material impact on working capital. As such, please disclose in future filings the metric management uses to monitor the collectability of trade accounts receivable and inventories. Please also provide investors with an analysis of any material deviation of the metric between periods presented. Please refer to Item 303(a)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

In response to the Staff’s comments, the metrics that management uses to monitor the collectability of trade accounts receivable and the turnover of inventories are disclosed in the Company’s critical accounting policies within the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the 2013 Form 10-K. The changes in these metrics were not material in the years at issue and will be included in the Company’s Balance Sheet Changes section of Management’s Discussion and Analysis of Financial Condition and Results of Operations if the changes would be material.

Liquidity and Capital Resources, page 34

10.	In future filings, please revise your disclosure for the amount of borrowings available under the credit facility to clarify if this amount is available without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

In future filings, the Company will clarify that the amount of borrowings available under the credit facility is available without violating covenants. The Company notes that in the 2013 Form 10-K and the recent quarterly filings all of the amounts disclosed as available for borrowing under the Company’s credit facility were available without violating covenants.

Item 8. Financial Statements and Supplementary Data, page 44

Consolidated Statements of Income, page 44

11.	Please provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of income presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented.

In response to the Staff’s comments, the service revenue of the Company totaled $258.8 million for 2013, or 5.9% of 2013 consolidated net sales of $4,353.4 million. The service revenue of the Company for 2012 and 2011 was also below 10% of consolidated net sales for those periods. The Company will continue to monitor the amount of service revenue going forward. If service revenue would increase to 10% or more of the Company’s consolidated net sales, the Company will provide the then required disclosures.

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 49

Goodwill and Other Intangibles, page 50

12.	In future filings, please update your accounting policy for testing goodwill for impairment to include your adoption of ASU 2011-08.

In future filings, the Company will update its accounting policy for testing goodwill for impairment to include the adoption of ASU 2011-08 and will include the required disclosures in Note 1, Goodwill and Other Intangibles, within the Notes to Consolidated Financial Statements in Item 8 of the Company’s Form 10-K. The Company will provide a discussion of the qualitative factors that are assessed by management before the two-step approach for goodwill impairment recognition and measurement is required if the qualitative approach is adopted. The Company has elected to use the quantitative approach at this time.

Acquisitions, page 51

13.	We note that you made a $46.6 million payment during fiscal year 2013 for contingent consideration related to an acquisition completed during fiscal year 2011. Considering the significance to your cash flows, please expand your accounting policy in future filings to clarify how contingent consideration is recognized in your consolidated financial statements at the initial measurement date and subsequent to the end of the measurement period. In this regard, it is unclear how the exclusion of contingent consideration from the purchase price disclosed complies with the guidance in ASC 805-30-25-5, ASC 805-30-30-7 through ASC 805-30-30-8, and ASC 805-30-35-1.

In response to the Staff’s comments, the $46.6 million payment made during 2013 was a fixed deferred purchase price payment under the terms of the relevant acquisition agreement and has been included within amounts reported in the table in the Contractual Obligations section of Management’s Discussion and Analysis of Financial Condition and Results of Operation in the 2013 Form 10-K. The $46.6 million payment was included in the original purchase price allocation. There were no acquisitions completed in 2013 or in the reporting period covered by the 2013 Form 10-K that required the payment of any material contingent consideration. In the event of any material contingent consideration provisions in the future, additional disclosures will be prepared to provide the required disclosures.

Additionally, it is noted that the deferred purchase price payment was shown separately in the Company’s statement of cash flows and was discussed in Note 2, Acquisitions and Other Significant Transactions, within the Notes to Consolidated Financial Statements in Item 8 of the 2013 Form 10-K and in Management’s Discussion and Analysis.

Revenue Recognition, page 54

14.	We note your disclosure that the sale of development property is reported under net sales and cost of products sold. Please provide us with an explanation as to why the sale of development property is recognized differently than the sale of HBU and surplus property in the consolidated statements of income including the specific reference to the ASC that supports your accounting. Please also tell us where the costs for the acquisition and development of the development property are recognized in the consolidated statements of cash flows. Finally, please clarify why your disclosure on page 28 indicates that the sale of development property is recognized under gains on disposals of properties, plants and equipment, net.

In response to the Staff’s comments, sales of HBU and surplus property are accounted for in accordance with ASC 360-20 because the property is used to productively grow and sell timber until the property is sold. Revenues from sales of development properties were $1.4 million, $1.2 million, and $0 for the years ended October 31, 2013, 2012, and 2011, respectively. The sale of development property is considered an operating business and as such is recognized differently than the sale of HBU and surplus property because the development property represents land sales, on a volume basis, of lots that are subdivisions of large tracts of land and costs are incurred in order to prepare the development properties for sale. Sales of development properties are accounted for similar to retail land under ASC 976. The costs for the acquisition and development of development property are recognized in the consolidated statements of cash flows within the cash flows from investing activities section under the purchases of properties, plants and equipment line item. The disclosure on page 28 is provided in the context of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Land Management section as a driver of profitability and is not intended to be a reference to accounting treatment. The Company will clarify this disclosure in future filings.

Note 6 – Goodwill and Other Intangible Assets, page 60

15.	We note your disclosure regarding the definition of a reporting unit. Please expand this disclosure in future filings to clarify the number of reporting units identified for each reportable segment and whether any of those reporting units were aggregated for purposes of testing goodwill for impairment during the most recent annual impairment test. Please provide us with the disclosure you would have included in your 2013 Form 10-K in response to this comment.

In future filings, the Company will expand its disclosures to clarify the number of reporting units identified for each reportable segment for the purposes of the testing of goodwill impairment. In response to the Staff’s comments, the Company would have included the following disclosure related to reporting units for each reportable segment in Note 6 – Goodwill and Other Intangible Assets within the Notes to Consolidated Financial Statements in Item 8 of the 2013 Form 10-K:

“The Company reviews goodwill by reporting unit and indefinite-lived intangible assets for impairment as required by ASC 350, “Intangibles—Goodwill and Other”, either annually in the fourth quarter or whenever events and circumstances indicate impairment may have occurred. A reporting unit is the operating segment, or a business one level below that operating segment (the component level) if discrete financial information is prepared and regularly reviewed by segment management. The components are then aggregated into reporting units for purposes of goodwill impairment testing to the extent they share similar qualitative and quantitative characteristics. The Company has five operating segments: Rigid Industrial Packaging & Services – Americas; Rigid Industrial Packaging & Services – Europe, Middle East, Africa, and Asia Pacific; Paper Packaging; Flexible Products & Services; and Land Management. These five operating segments are aggregated into four reportable business segments by combining the Rigid Industrial Packaging & Services – Americas and Rigid Industrial Packaging & Services – Europe, Middle East, Africa, and Asia Pacific operating segments. The Company’s reporting units are the same as the operating segments.”

Note 10 – Financial Instruments and Fair Value Measurements, page 67

Non-Recurring Fair Value Measurements, page 68

16.	In future filings, please expand your disclosures to provide all of the disclosures required by ASC 820-10-50-2 and ASC 820-10-50-8 for all assets recognized at fair value on a non-recurring basis. Please provide us with the disclosures you would have included in your 2013 Form 10-K and your most recent Form 10-Q.

In response to the Staff’s comments, in future filings, the Company will expand its disclosures related to Fair Value Measurements for all material assets recognized at fair value on a non-recurring basis in Note 10, Financial Instruments and Fair Value Measurements, within the Notes to Consolidated Financial Statements in Item 8 of the Company’s Form 10-K. In response to the Staff’s comments, the Company would have included the following disclosures in Note 10, Financial Instruments and Fair Value Measurements, within the Notes to Consolidated Financial Statements in Item 8 of the 2013 Form 10-K :

“Non-Recurring Fair Value Measurements

Long-Lived Assets

The following table is a summary of losses as a result of the Company measuring long-lived assets at fair value on a non-recurring basis during the years ended October 31, 2013, 2012, and 2011, all of which were valued using Level 3 inputs.

	2013	2012	2011
Long-lived assets held and used	$30.0	$2.6	$1.5
Long-lived assets held for sale or disposal	4.0	10.2	4.5

Total	$34.0	$12.8	$6.0

The assumptions used in measuring fair value of long-lived assets are considered level 3 inputs, which include bids received from third parties, recent purchase offers, market comparable information and discounted cash flows based on assumptions that market participants would use.

During the year ended October 31, 2013, the Company wrote down long-lived assets with a carrying value of $86.8 million to a fair value of $52.8 million, resulting in recognized asset impairment charges of $34.0 million, consisting of: $1.6 million in the Paper Packaging segment primarily for assets under contract to be sold; $20.7 million for assets in the Rigid Industrial Packaging & Services segment related to loss making facilities, underutilized and damaged equipment, and unutilized facilities in Europe; and $11.7 million for assets in Flexible Products & Services segment related to underutilized equipment. The impairment charges in the Flexible Products & Services segment includes $11.0 million related to assets valued based on their highest and best use.

During the year ended October 31, 2012, the Company wrote down long-lived assets with a carrying value of $27.4 million to a fair value of $14.6 million, resulting in recognized asset impairment charges of $12.8 million, primarily related to $10.2 million of restructuring related activities in the Flexible Products & Services segment and $2.6 million of impairment charges, primarily in the Paper Packaging segment, related to asset groups under contract to be sold.

During the year ended October 31, 2011, the Company wrote down long-lived assets with a carrying value of $7.0 million to a fair value of $1.0 million, resulting in recognized asset impairment charges of $6.0 million, primarily consisting of $4.5 million of charges related to restructuring related activities in the Rigid Industrial Packaging & Services segment.

Goodwill and Long-Lived Intangible Assets

On an annual basis or when events or circumstances indicate impairment may have occurred, the Company performs impairment tests for goodwill and intangibles as defined under ASC 350, “Intangibles-Goodwill and Other.” As of October 31, 2011, the Company recognized an impairment charge of $3.0 million related to the discontinued usage of certain trade names in our Flexible Products & Services segment. The Company concluded that no further impairment existed as of October 31, 2013 and 2012.”

In response to the Staff’s comments, the Company would have included the following disclosures in Note 10, Financial Instruments and Fair Value Measurements, within the Notes to Consolidated Financial Statements in Part I of its most recent Form 10-Q filed with the Commission:

“Non-Recurring Fair Value Measurements

Long-Lived Assets

The following table is a summary of losses as a result of the Company measuring long-lived assets at fair value on a non-recurring basis during the three and nine month periods ended July 31, 2014 and 2013, both of which were valued using Level 3 inputs.

	Three months ended		Nine months ended
	July 31,		July 31,
	2014	2013	2014	2013
Long-lived assets held and used	$11.1	$—	$11.1	$1.9
Long-lived assets held for sale or disposal	4.3	2.3	4.5	2.7

Total	$15.4	$2.3	$15.6	$4.6

The Company may close manufacturing facilities during the next few years as part of restructuring plans to rationalize costs and realize benefits of synergies. The assumptions used in measuring fair value of long-lived assets are considered level 3 inputs, which include bids received from third parties, recent purchase offers, and market comparable information and discounted cash flows based on assumptions that market participants would use.

During the three months ended July 31, 2014, the Company wrote down long-lived assets with a carrying value of $17.9 million to a fair value of $2.5 million, resulting in a recognized asset impairment charge of $15.4 million. These charges included $11.1 million primarily related to an asset group to be sold at an expected loss and the impairment of information technology assets related to the Company’s global system implementation, and $4.3 million of impairment charges related to restructuring plans. During the three months ended July 31, 2013, the Company wrote down long-lived assets with a carrying value of $2.3 million to a fair value of zero million, resulting in a recognized asset impairment charge of $2.3 million. These charges included $2.3 million of impairment charges related to restructuring plans.

During the nine months ended July 31, 2014, the Company wrote down long-lived assets with a carrying value of $18.1 million to a fair value of $2.5 million, resulting in a recognized asset impairment charge of $15.6 million. These charges included $11.1 million primarily related to an asset group to be sold at an expected loss and the impairment of information technology assets related to the Company’s global system implementation, and $4.5 million of impairment charges related to restructuring plans. During the nine months ended July 31, 2013, the Company wrote down long-lived assets with a carrying value of $9.8 million to a fair value of $5.2 million, resulting in a recognized asset impairment charge of $4.6 million. These charges included $2.7 million of impairment charges related to restructuring plans.

Assets and Liabilities Held for Sale

The assumptions used in measuring the fair value of assets and liabilities held for sale are considered level 3 inputs, which include recent purchase offers, market comparables and/or data obtained from commercial real estate brokers. During the nine month period ended July 31, 2014, the Company has not recorded additional impairment charges related to assets which were previously classified as assets and liabilities held for sale. During the nine month period ended July 31, 2013, the Company recorded no impairment charges related to assets which were previously classified as assets and liabilities held for sale.

Goodwill and Long-Lived Intangible Assets

On an annual basis or whenever events or circumstances indicate impairment may have occurred, the Company performs impairment tests for goodwill and long-lived intangible assets as defined under ASC 350, “Intangibles-Goodwill and Other.” The Company concluded that no impairment existed as of July 31, 2014 or October 31, 2013.”

Note 12 – Income Taxes, page 70

17.	We note that you increased the valuation allowance for your deferred tax assets by $20.8 million, which is 8.5% of your income before income tax expense. However, we note that the change in judgment regarding valuation allowance line item for the effective tax rate reconciliation is 0.5%. Please provide us with an explanation for this inconsistency.

The $20.8 million increase to the valuation allowance for the Company’s deferred tax assets in 2013 consisted of $19.7 million of incremental increases to previously established valuation allowances consistent with the increase in net deferred tax assets. The remaining $1.1 million increase was the result of management’s change in judgment of valuation allowances for the Netherlands and Spain. The $19.7 million increase was part of the non-US tax rate line item in the effective tax rate reconciliation. The $1.1 million change in management judgment was separately stated.

18.	In future filings, please provide a description for the withholding tax line item in your effective tax rate reconciliation.

In future filings, the Company will expand the disclosures for the withholding tax line item in its effective tax rate reconciliation. The Company notes that in the 2013 Form 10-K, the Company’s withholding tax related to intercompany interest and dividends.

19.	In future filings, please disclose the aggregated amount of undistributed earnings from your foreign subsidiaries. Please refer to ASC 740-30-50-2 for guidance.

In future filings, the Company will expand the disclosures related to the aggregated amount of undistributed earnings from foreign subsidiaries in Note 12, Income Taxes, within the Notes to Consolidated Financial Statements. The Company will disclose the amount of its undistributed foreign earnings that have been considered to be indefinitely reinvested.

Note 18 – Business Segment Information, page 82

20.	Please tell us and expand your disclosure in future filings to clarify which reportable segment is the aggregation of two operating segments. Please refer to ASC 280-10-50-21 for guidance.

In future filings, the Company will expand its disclosures to clarify which reportable segment is the aggregation of two operating segments in Note 18, Business Segment Information, within the Notes to Consolidated Financial Statements in Item 8 of the Company’s Form 10-K. The Company notes that it has five operating segments, which are aggregated into four reportable business segments: Rigid Industrial Packaging & Services; Flexible Products & Services; Paper Packaging; and Land Management. The Rigid Industrial Packaging & Services reportable business segment is the aggregation of the two operating segments: Rigid Industrial Packaging & Services – Americas; and Rigid Industrial Packaging & Services Europe, Middle East, Africa, and Asia Pacific.

21.	In future filings, please expand your geographic information to include revenues from external customers and assets at the individual country level in accordance with ASC 280-10-50-41. If you do not believe any individual country is material, please provide us with revenues and assets by country for each period presented along with an explanation as to how you determined that no other country is material.

The Company notes that for 2013 the United States and Germany (6.4%) were the only individual countries with net sales greater than 5% of total net sales and that the United States, China (6.7%) and the Netherlands (5.5%) were the only individual countries with greater than 5% of total properties, plants and equipment, net. As such, with no country exceeding 10%, other than the US, the Company believes that no individual country other than the US is material and that its current disclosure by region is therefore more relevant and meaningful to financial statement users.

Item 9A. Controls and Procedures, page 87

22.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

In future filings, the Company will clarify the version of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework that was utilized when performing the assessment of internal control over financial reporting. The version that was used in the 2013 Form 10-K was the 1992 framework.

23.	We note your disclosure on pages 87 and 88 that your disclosure controls and procedures were not effective. However, you did not include your conclusion regarding the effectiveness of your internal control over financial reporting. Please confirm to us that you intended to state on page 88 that your internal control over financial report is not effective, if correct, and confirm that you will include your conclusions for your assessments of the effectiveness of your disclosure controls and procedures and internal control over financial reporting in all future Forms 10-K.

In response to the Staff’s comments, the Company confirms that it intended to state on page 88 that the internal control over financial reporting was not effective for the year ended October 31, 2013. In all future filings of Form 10-K, the Company will disclose the conclusions for the assessment of the effectiveness of the disclosure controls and procedures and internal control over financial reporting.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

GREIF, INC.

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer